December 21, 2021

Rebecca Marquigny, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:    Build Funds Trust

 File Nos. 333-259006 and 811-23732

Dear Ms. Marquigny:

Build Funds Trust (the "Registrant") on August 23, 2021 filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Build Bond Innovation ETF (the “Fund”). On September 22, 2021, the Staff provided written comments on the registration statements to the undersigned who received and responded to those comments on behalf of the Registrant. On December 10, 2021, your office provided an additional comment in a phone conversation with Joshua J. Hinderliter of Thompson Hine LLP on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

1.	Comment: When a comment is relevant to disclosure found elsewhere in the filing, the staff expects that the comment and its response will be applied. Please file a response via correspondence on EDGAR along with a redlined copy of the filing and identify any material exceptions.

Response: The Registrant acknowledges.

Bibb.Strench@ThompsonHine.com   Fax: 202.331.8330   Phone: 202.973.2727

Rebecca Marquigny, Esq.

December 21, 2021

Prospectus

Principal Investment Strategy

2.	Comment: The adviser’s description of the initial investment universe is unclear, please revise. Avoid circular terms, like “debt related, and evidence of indebtedness”. To the extent possible, the initial investment universe should be described specifically enough to indicate a clear closed, rather than open ended, set of potential options.

Response: The Registrant has revised the disclosure to specifically state the following:

“The Fixed Income Strategy invests in U.S. dollar denominated fixed income instruments of investment grade quality - i.e., recognized as BBB- or higher by at least one Nationally Recognized Statistical Rating Organizations (NRSRO) (e.g., Standard & Poor’s, Moody’s, or Fitch), directly or by investing in Underlying Funds which invest primarily in bonds and bond instrument securities.”

3.	Comment: The adviser’s strategy for selecting the type of debt instrument and the particular instrument in each category remains unclear. For example, given that the Fund treats preferred stock as debt, how does the adviser determine that a particular instrument has “sufficient credit quality, income and/or capital appreciation” and how does the adviser choose between two instruments that both meet the relevant criteria? Please explain the adviser’s selection process more clearly.

Response: The Prospectus has been revised to provide more information about the adviser’s selection process consistent with the requirements of Form N-1A without compromising its proprietary investment methods.

The disclosure has been enhanced to state that when considering whether to invest in a given debt instrument, the adviser considers such factors as credit quality, income and/or capital appreciation, nominal yield and spread. With respect to credit quality, the adviser utilizes its own research, third-party investment research and ratings and analyses provided by credit ratings agencies (e.g., Moody's, Standard & Poor's and Fitch). The adviser manages a portfolio of securities meeting the desired criteria taking into account such factors as the targeted duration, yield target and average maturity as well as current and anticipated market conditions.

4.	Comment: The first sentence in the sub-section entitled “Equity Option Overlay Strategy” is not adequately explained. Explain what you mean by “goal of limiting downside risk” and how the equity options overlay helps accomplish that. To the extent that there are costs associated with the options, please ensure that the disclosure addresses these costs and the impact that they may have on fund returns on various market conditions.

Rebecca Marquigny, Esq.

December 21, 2021

Response: The Registrant has revised the disclosure to restate more clearly the equity option overlay strategy, removing the phrase “downside risk” and adding the following about mitigating risks and the costs associated with the strategy:

“The adviser employs a risk management process to mitigate the risks associated with the call option strategy. In addition, under normal market conditions, no more than 10% of the value of the Fund’s net assets will be subject to the Fund’s call strategy and no more than 2.5% of the Fund’s net assets will be subject to any single call option. In addition, the Adviser considers the impact of transaction costs associated with implementing the Fund’s call option strategy, including whether the potential benefits achieved in rising markets exceeds the negative impact of transaction costs associated with purchasing call options. Under conditions of extreme stress or volatility in broader financial markets, including those in the Reference Asset, the Fund will incur increased transaction costs.”

5.	Comment: Within the sub-section entitled “Fixed Income Strategy”, the staff acknowledged that the disclose now identifies various factors, however, this disclosure still does not explain how the adviser determines a particular investment option offers “sufficient credit quality, income, or capital appreciation.” Additionally, the disclosure does not identify how the adviser allocates assets across the universe of investment options that meet that criteria. Please clarify.

Response: The Registrant has revised the disclosure in question to include the following:

“In forming a portfolio of holdings that make up the Fixed Income Strategy, the adviser selects a portfolio of securities it believes best maximizes the Fund’s expected total return potential while maintaining a risk profile consistent with a moderate duration and investment grade average credit quality. In analyzing individual securities for inclusion or removal from the Fixed Income Strategy’s holdings, the adviser evaluates individual fixed income securities or Underlying Funds on a relative value basis in a manner that the adviser believes to be most consistent with the Fund’s stated objectives. Under normal circumstances, the Fund will maintain an investment portfolio with a weighted average duration of no less than 1 year and no more than 8 years. The Fund anticipates an average maturity of holdings in the Fixed Income Strategy of no less than 1 year and no more than 10 years, with no constraint on maturity for any individual fixed income security.”

6.	Comment: Please address the anticipated maturity range for the Fund’s portfolio in a manner similar to how the intended duration range for the portfolio under the fixed income strategy heading.

Response: The Registrant has revised the disclosure in question to include the following:

“The Fund anticipates an average maturity of holdings in the Fixed Income Strategy of no less than 1 year and no more than 10 years, with no constraint on maturity for any individual fixed income security.”

Rebecca Marquigny, Esq.

December 21, 2021

7.	Comment: For clarity, please modify the second sentence within the “Equity Options Overlay Strategy” sub-section to read “…the Fund’s exposure to performance of the Reference Asset decreases when the Reference Asset’s returns are negative….”

Response: The Registrant has removed the disclosure in question.

8.	Comment: Please move the disclosure under the sub-heading “Other Principal Investments” to Item 9.

Response: The Registrant has revised the disclosure in question as requested.

Principal Investment Risks

9.	Comment: Options Risk – please reconcile disclosure within this risk that relates to the Fund writing or selling options with the strategy disclosure stating that the Fund does not write or sell call options. Apply this comment to the Item 9 risk disclosure as well.

Response: The Registrant has revised the disclosure in question as requested.

10.	Comment: Absence of a Prior Active Market - please consider revising the last sentence of this risk disclosure to explain how a material deviation between the Fund’s market price and NAV can create a risk to investors and what the risk is.

Response: The Registrant has revised the disclosure in question to add the following, “As a result, investors in the Fund may pay significantly more or receive significantly less for Fund shares than the value of the Fund’s underlying securities or the NAV of Fund shares.”

11.	Comment: Active Management Risk - please review this risk disclosure and where appropriate, clarify that the related risks are the results of decisions of the adviser’s investment views. Consider adding “adviser’s” before investment views. Further consider adding a final sentence that explains the adviser’s pursuit of active trading may cause adverse tax consequences.

Response: The Registrant has revised the disclosure in question as requested.

12.	Comment: Investing in the Underlying Funds Risk – given that this risk contains disclosure addressing duplicative fees, please consider deleting the separate “Underlying Funds Risk.”

Response: The Registrant has deleted “Underlying Funds Risk” as requested.

Rebecca Marquigny, Esq.

December 21, 2021

13.	Comment: Mortgage-Backed Security Risk - address whether the Fund’s investment in commercial vs. agency mortgage-backed securities present any different risks. If so, please revise the disclose to address the differences. If not, please supplementally explain.

Response: The Registrant has revised the disclosure in question as follows:

Mortgage-Backed Security Risk. When the Fund invests in mortgage-backed securities (“MBS”), the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities. Commercial mortgage-backed securities (“CMBS”) include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. The Fund may invest in MBS issued or guaranteed by the U.S. government or one of its agencies or sponsored entities, some of which may not be backed by the full faith and credit of the U.S. government.

14.	Comment: New Fund Risk – please add language to this risk disclosure stating that the Fund may underperform in the long-term.

Response: The Registrant has revised the disclosure in question to add the following, “There is a risk that a new fund’s performance may not represent how the fund is expected to or may perform in the long term.”

15.	Comment: Portfolio Turnover Risk – please adjust the disclosure in this risk to read, “…which may negatively affect the Fund’s performance.”

Response: The Registrant has revised the disclosure in question as requested.

16.	Comment: Sector Risk – if the Fund doesn’t anticipate focusing on any sectors at launch, then clarify the Fund’s strategy disclosure accordingly. If the adviser assumes that the Fund may invest enough in certain sectors to make it a principal risk, then explain what is it about the Fund’s existing strategy that would create that result. If this is not a principal risk, move it to other risks section.

Response: It is not anticipated that the Fund will have significant investments in any one sector. In addition, the strategy to be followed by the adviser does not include sector allocations as a component to the strategy. Accordingly, sector risk has been deleted as a principal risk of the Fund.

Rebecca Marquigny, Esq.

December 21, 2021

17.	Comment: Shares May Trade at Prices Other Than NAV Risk – with respect to the disclosure, “…there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility”; please revise the disclosure to explain why this is a risk to shareholders.

Response: The Registrant has revised the disclosure in question to add the following, “As a result, investors may pay significantly more or significantly less for Shares than the Fund’s NAV, which is reflected in the bid and ask price for Shares or in the closing price.”

Performance

18.	Comment: Please identify the specific annual or semi-annual report in this section and also provide an appropriate website URL, which the staff notes should be the specific landing page for referenced performance information.

Response: The Registrant notes that Item 4 of Form N-1A does not require specifically noting which shareholder will contain updated performance information. The Registrant intends to include updated performance information in all future shareholders reports, both annually and semi-annually and therefore feels the current disclosure is applicable, not misleading, and in compliance with Form N-1A requirements. In addition, the prospectus now contains the specific landing page on the Fund’s website (and to include the following URL: www.getbuilding.com/ETFs) for the referenced performance information.

Purchase and Sale of Fund Shares

19.	Comment: Please revise the disclosure in this section to explicitly state that the Fund’s bid/ask spread will be available on its website.

Response: The Registrant has revised the disclosure in question to explicitly state that the Fund’s bid/ask spread will be available on its website, www.getbuilding.com/ETFs.

Additional Information About Investment Strategies

20.	Comment: The strategy discussed here is an abbreviated version of Item 4. Please expand the disclosure consistent with Item 9 and IM Guidance Update 2014-08. For the fixed income strategy, please enhance to provide more detail on how the adviser constructs the fixed income portfolio from the range of instruments. For example, how does the adviser apply the selection criteria to build this 80-90% of the portfolio. When will the adviser favor certain bond instruments over another? What portfolio construction principals determine that allocation? What criteria does the adviser use to select from the mortgage-backed securities available? Are sub-prime loans integral? If so, use this term

Rebecca Marquigny, Esq.

December 21, 2021

in Item 4. For the equity options overlay strategy, provide a more tailored discussion of how the adviser constructions the option component. Explain the adviser’s options selection process. For example, how does the adviser set the strike price, premium and expiration criteria for selection. Is it dependent on the S&P 500 forecasting? Discuss any ongoing review process that the adviser follows for those options to maintain an exposure profile that balances the Fund’s risk mitigation and capital appreciation objectives. For each type of derivative that’s principal to either the fixed income strategy or equity options overlay strategy, specifically describe how the adviser will employ the unique characteristics of that instrument to make that strategy more effective. For example, the adviser wouldn’t use the same types of derivatives in the fixed income as they would for the option overlay.

Response: The Registrant has revised the disclosure in question as requested to the extent possible without compromising its proprietary investment methods. The Registrant notes that the Fund is not expected to invest in sub-prime loans.

Additional Information About the Fund’s Principal Risks

21.	Comment: Asset-Backed Securities Risk - to the extent that the Fund anticipates investing in any particular types of asset backed securities, please consider adding that to the Item 9 strategy disclosure and discussing any specific risks associated with those investments.

Response: The Registrant has revised the disclosure in question to add the following risks:

Auto/Equipment Loan Risk. Auto/equipment bonds are generally offered by auto finance companies and are backed by underlying pools of auto-related loan receivables and leases, but such backing may not be sufficient for repayment in full. Cash flows supporting auto/equipment loan bonds potentially are negatively impacted by numerous factors, including the rate of default.

Credit Card Receivables Risk. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. The Fund’s investments in ABS backed by credit card receivables may experience substantial losses.

Other Risks

22.	Comment: Authorized Participant Concentration Risk – please move this risk so that it appears as sub-risk of “ETF Structure Risk.”

Response: The Registrant has revised the disclosure in question as requested.

Rebecca Marquigny, Esq.

December 21, 2021

Changes in Investment Objective or Policies

23.	Comment: Please move this disclosure and the disclosure contained within both of the sub-sections that follow this heading forward so that they appear in front of “Other Risks”. Also please specifically refer to the Fund’s 80% policy as non-fundamental.

Response: The Registrant has revised the disclosure in question as requested.

Manager of Managers Order

24.	Comment: Please reconcile the inclusion of this disclosure with the Registrant’s previous assertion that it will not use a sub-adviser for the Fund.

Response: The Registrant confirms that it does not intend, at present to use a sub-adviser. The Registrant notes that the disclosure in question begins with, “The Fund is not currently sub-advised. In the event that the Fund utilizes a sub-adviser, the Trust and the Adviser may seek to obtain an exemptive order from the SEC that permits the Adviser, with the Board’s approval, to enter into sub-advisory agreements with one or more sub-advisers without obtaining shareholder approval.” The Registrant believes this is consistent with its previous response to the staff in which it wrote, “The Registrant confirms that the Fund does not intend to use a sub-adviser and has removed all references to the contrary.”

Statement of Additional Information

Investment Restrictions and Policies

25.	Comment: The staff notes that the Registrant did not add that it would consider publicly available information about Underlying Funds, such as Underlying Funds’ concentration policies and any 80% Names Rule policies, for purposes of determining its compliance with this restriction. Please be advised that a fund cannot effectively reserve the right to concentrate by selectively failing to consider publicly available information in the administration of its fundamental policies. Please clarify that the Fund will consider publicly available information for purposes of determining its compliance with its fundamental policies including this restriction.

Response: The Registrant has revised the disclosure in question to note that the Fund will consider publicly available information for purposes of complying with its 80% investment policy.

Rebecca Marquigny, Esq.

December 21, 2021

Acceptance of Orders of Creation Units

26.	Comment: The staff notes that, in proposing and adopting Rule 6c-11, the Commission stated its belief that in order for an ETF structured product to be viable, its arbitrage mechanism must be maintained. In the adopting release for Rule 6c-11, the Commission noted that an arbitrage mechanism doesn’t work when there is a large deviation in what an investor pays in the secondary market and what an authorized participant pays through the create and redeem process. The staff notes that disclosure within this section, if applied, would create situations in which the Fund’s arbitrage mechanism would be impaired and potentially create a large deviation between the Fund’s market price for shares and its NAV. In particular, the staff notes exception to the disclosure, “The Trust reserves the absolute right to reject an order for Creation Units…”, “[if] (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund…”, “(f) [if] the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners…”, and “The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units.” Please revise the disclosure to remove these specified portions, or alternatively, supplementally explain the legal basis for reserving these rights.

Response: The Registrant has revised the disclosure in question to remove the word “absolute”. We agree that a successful arbitrage process is the lynchpin of Rule 6c-11 and without it the SEC would not have been in the position to adopt Rule 6c-11 or the exemptive orders that preceded the Rule.  We note that the arbitrage process at its core needs willing participation by both a distributor that will act on behalf of the ETF and willing participation by at least several APs.  The successful interaction between the ETF’s distributor and the APs is the key to an effective arbitrage process and this interaction is governed by an AP agreement.  The ETF typically is only a party to a few provisions of the AP Agreement as the rest of the provisions are negotiated between the ETF’s distributor and each AP.  The language referred to in the comment above including clauses (d) and (f) are derived from provisions in that AP Agreement, which are designed to ensure an orderly arbitrage process that additionally protects the interests of the ETF.  For example, clause (d) would allow the distributor to reject an order that results in the AP owning 80% or more of the ETF, a situation that would cause the ETF to lose Subchapter M status resulting in double taxation for ETF shareholders.  Clause (f) gives the ETF and its adviser broad authority to protect the ETF where a creation order would adversely affect the ETF; for example, if the creation order included highly illiquid securities. Without the willingness of distributors and APs to participate, there would be no ability for APs (and market makers through APs) to engage in arbitrage transactions that exploit the difference between an ETF’s NAV and its share price.

Rebecca Marquigny, Esq.

December 21, 2021

Should you have any questions concerning this response, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:   John Ruth,

         Build Funds Trust